New York REIT, Inc.

7 Bulfinch Place, Suite 500

Boston, Massachusetts 02114

VIA EDGAR

August 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York REIT, Inc. Registration Statement on Form S-4 (File No. 333-226269)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New York REIT, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:00 p.m. Eastern Time on August 6, 2018, or as soon thereafter as practicable.

If you have any questions, please contact Steven L. Lichtenfeld by telephone at (212) 969-3735.

Respectfully submitted,

NEW YORK REIT, INC.

/s/ John Garilli John Garilli Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary

CC:	Steven L. Lichtenfeld, Esq.